Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2020 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on February 25, 2021

Guangzhou, China, February 25, 2021 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter and Full Year 2020 Highlights

•

Total net revenue for the fourth quarter of 2020 increased by 22.0% year over year to RMB35.8 billion (US$5.5 billion) from RMB29.3 billion in the prior year period. Total net revenue for the full year of 2020 increased by 9.5% year over year to RMB101.9 billion (US$15.6 billion) from RMB93.0 billion in the prior year.

•

GMV[1] for the fourth quarter of 2020 increased by 25% year over year to RMB59.3 billion from RMB47.6 billion in the prior year period. GMV for the full year of 2020 increased by 11% year over year to RMB165.0 billion from RMB148.2 billion in the prior year.

•

Gross profit for the fourth quarter of 2020 increased by 12.1% year over year to RMB7.8 billion (US$1.2 billion) from RMB7.0 billion in the prior year period. Gross profit for the full year of 2020 increased by 2.9% year over year to RMB21.3 billion (US$3.3 billion) from RMB20.7 billion in the prior year.

•

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2020 increased by 67.7% year over year to RMB2.4 billion (US$374.1 million) from RMB1.5 billion in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2020 increased by 47.1% year over year to RMB5.9 billion (US$905.3 million) from RMB4.0 billion in the prior year.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the fourth quarter of 2020 increased by 33.4% year over year to RMB2.6 billion (US$394.8 million) from RMB1.9 billion in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2020 increased by 25.0% year over year to RMB6.3 billion (US$960.7 million) from RMB5.0 billion in the prior year.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) tax effect of share-based compensation expenses, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnerships that are accounted for as equity method investees.

•

The number of active customers[3] for the fourth quarter of 2020 increased by 37% year over year to 53.0 million from 38.6 million in the prior year period. The number of active customers for the full year of 2020 increased by 22% year over year to 83.9 million from 69.0 million in the prior year.

•

Total orders[4] for the fourth quarter of 2020 increased by 30% year over year to 227.3 million from 174.6 million in the prior year period. Total orders for the full year of 2020 increased by 22% year over year to 692.4 million from 566.3 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are delighted to have finished the year of 2020 with strong financial and operational results in the fourth quarter. The growth in our number of active customers in the fourth quarter of 2020 continued to accelerate, reaching 37% year over year. Our GMV in the quarter has also shown strong growth momentum, with total GMV increasing by 25% year over year to 59.3 billion from 47.6 billion in the prior year period, driven by a strong 28% year-over-year increase in apparel-related GMV. We are glad that our customers, old and new, are recognizing the value of our differentiated offerings, as exemplified by a 10% year-over-year increase in our conversion rate in the fourth quarter of 2020. Looking ahead, we will continue to be keenly focused on our merchandising strategy, while at the same time, enhancing our big data and technological capabilities to cater to the diversified needs of a broader customer base, particularly in our core categories, aiming to further expand our market share in China’s discount retail market.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “We continued to deliver accelerated topline growth in the fourth quarter of 2020, driven by the strong growth in our number of active customers, of which new customers grew even faster on a year-over-year basis. In addition, our net income grew faster than our revenues, demonstrating enhanced profitability, and we generated robust free cash inflow for the trailing twelve months ended December 31, 2020. We believe these successes result from our focus on offering our customers desirable merchandises at deep discounts, while providing them with superior shopping experience. We are committed to continuing to offer value to our customers while helping our brand partners grow their business and monetize their excess inventory quickly and effectively, ultimately generating sustainable return for our shareholders.”

Fourth Quarter 2020 Financial Results

REVENUE

Total net revenue for the fourth quarter of 2020 increased by 22.0% year over year to RMB35.8 billion (US$5.5 billion) from RMB29.3 billion in the prior year period, primarily driven by the growth in the number of total active customers.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

GROSS PROFIT

Gross profit for the fourth quarter of 2020 increased by 12.1% year over year to RMB7.8 billion (US$1.2 billion) from RMB7.0 billion in the prior year period. Gross margin for the fourth quarter of 2020 was 21.9%, as compared with 23.9% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2020 were RMB5.4 billion (US$830.9 million), as compared with RMB5.4 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the fourth quarter of 2020 decreased to 15.2% from 18.3% in the prior year period.

•

Fulfillment expenses for the fourth quarter of 2020 were RMB2.2 billion (US$335.6 million), as compared with RMB2.1 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the fourth quarter of 2020 decreased to 6.1% from 7.0% in the prior year period, primarily attributable to the change in fulfillment logistic arrangement.

•

Marketing expenses for the fourth quarter of 2020 were RMB1.7 billion (US$261.1 million), as compared with RMB944.1 million in the prior year period. As a percentage of total net revenue, marketing expenses for the fourth quarter of 2020 were 4.8%, as compared with 3.2% in the prior year period, primarily attributable to increased investment in customer acquisition.

•

Technology and content expenses for the fourth quarter of 2020 decreased to RMB272.4 million (US$41.7 million) from RMB362.2 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the fourth quarter of 2020 decreased to 0.8% from 1.2% in the prior year period.

•

General and administrative expenses for the fourth quarter of 2020 were RMB1.3 billion (US$192.5 million), as compared with RMB1.7 billion in the prior year period. As a percentage of total net revenue, general and administrative expenses for the fourth quarter of 2020 decreased to 3.5% from 5.9% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2020 increased by 45.9% year over year to RMB2.6 billion (US$396.9 million) from RMB1.8 billion in the prior year period. Operating margin for the fourth quarter of 2020 increased to 7.2% from 6.1% in the prior year period.

Non-GAAP income from operations5 for the fourth quarter of 2020, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 30.2% year over year to RMB2.8 billion (US$432.1 million) from RMB2.2 billion in the prior year period. Non-GAAP operating income margin6 for the fourth quarter of 2020 increased to 7.9% from 7.4% in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2020 increased by 67.7% year over year to RMB2.4 billion (US$374.1 million) from RMB1.5 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2020 increased to 6.8% from 5.0% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the fourth quarter of 2020 increased to RMB3.51 (US$0.54) from RMB2.14 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2020, which excluded (i) share-based compensation expenses, (ii) tax effect of share-based compensation expenses, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnerships that are accounted for as equity method investees, increased by 33.4% year over year to RMB2.6 billion (US$394.8 million) from RMB1.9 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the fourth quarter of 2020 increased to 7.2% from 6.6% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the fourth quarter of 2020 increased to RMB3.70 (US$0.57) from RMB2.84 in the prior year period.

For the quarter ended December 31, 2020, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 696,098,755.

BALANCE SHEET AND CASH FLOW

As of December 31, 2020, the Company had cash and cash equivalents and restricted cash of RMB12.8 billion (US$2.0 billion) and short term investments of RMB7.3 billion (US$1.1 billion).

For the quarter ended December 31, 2020, net cash from operating activities was RMB7.2 billion (US$1.1 billion), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended	Dec 31, 2019 RMB’000	Dec 31, 2020 RMB’000	Dec 31, 2020 US$’000
Net cash from operating activities	6,091,889	7,227,682	1,107,691
Add: Net impact from Internet financing activities[11]	(1,231,955)	(90,565)	(13,880)
Less: Capital expenditures	(1,135,856)	(499,787)	(76,596)

Free cash inflow	3,724,078	6,637,330	1,017,215

[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Full Year 2020 Financial Results

Total net revenue for the full year of 2020 increased by 9.5% year over year to RMB101.9 billion (US$15.6 billion) from RMB93.0 billion in the prior year, primarily driven by the growth in the number of total active customers.

Gross profit for the full year of 2020 increased by 2.9% year over year to RMB21.3 billion (US$3.3 billion) from RMB20.7 billion in the prior year. Gross margin for the full year of 2020 was 20.9%, as compared with 22.2% in the prior year.

Income from operations for the full year of 2020 increased by 22.8% year over year to RMB5.9 billion (US$898.1 million) from RMB4.8 billion in the prior year. Operating margin for the full year of 2020 increased to 5.8% from 5.1% in the prior year.

Non-GAAP income from operations for the full year of 2020, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 19.0% year over year to RMB6.8 billion (US$1.0 billion) from RMB5.8 billion in the prior year. Non-GAAP operating income margin for the full year of 2020 increased to 6.7% from 6.2% in the prior year.

Net income attributable to Vipshop’s shareholders for the full year of 2020 increased by 47.1% year over year to RMB5.9 billion (US$905.3 million) from RMB4.0 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2020 increased to 5.8% from 4.3% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2020 increased to RMB8.56 (US$1.31) from RMB5.92 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2020, which excluded (i) share-based compensation expenses, (ii) tax effect of share-based compensation expenses, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnership that is accounted for as an equity method investee, increased by 25.0% year over year to RMB6.3 billion (US$960.7 million) from RMB5.0 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2020 increased to 6.2% from 5.4% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2020 increased to RMB9.08 (US$1.39) from RMB7.38 in the prior year.

For the full year of 2020, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 690,180,050.

For the full year of 2020, net cash from operating activities was RMB11.8 billion (US$1.8 billion), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended	Dec 31, 2019 RMB’000	Dec 31, 2020 RMB’000	Dec 31, 2020 US$’000
Net cash from operating activities	12,290,183	11,820,444	1,811,562
Add: Net impact from Internet financing activities[11]	(5,542,083)	(1,226,467)	(187,964)
Less: Capital expenditures	(4,277,673)	(2,271,896)	(348,183)

Free cash inflow	2,470,427	8,322,081	1,275,415

Business Outlook

For the first quarter of 2021, the Company expects its total net revenue to be between RMB27.2 billion and RMB28.2 billion, representing a year-over-year growth rate of approximately 45% to 50%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate on December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2020, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, February 25, 2021 at 7:30 am Eastern Time or 8:30 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year of 2020.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been complete, participants will receive dial-in numbers, a passcode, and a unique registrant ID. To join the conference, simply dial the number in the calendar invite you receive after pre-registration, enter the passcode followed by your PIN, and you will join the conference instantly.

Conference ID	#2154516
Registration Link	http://apac.directeventreg.com/registration/event/2154516

The replay will be accessible through March 5, 2021 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199—0299
Conference ID:	#2154516

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) tax effect of share-based compensation expenses, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnerships that are accounted for as equity method investees. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets resulting from business acquisitions, (d) investment gain and revaluation of investments excluding dividends, and (e) share of loss in investment of limited partnerships that are accounted for as equity method investees add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets resulting from business acquisitions, (4) investment gain and revaluation of investments excluding dividends, and (5) share of loss in investment of limited partnerships that are accounted for as equity method investees. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31,2019	December 31,2020	December 31,2020	December 31,2019	December 31,2020	December 31,2020
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	28,062,306	34,111,067	5,227,750	88,721,311	97,449,712	14,934,822
Other revenues (1)	1,256,798	1,663,874	255,000	4,273,107	4,408,777	675,675

Total net revenues	29,319,104	35,774,941	5,482,750	92,994,418	101,858,489	15,610,497

Cost of revenues	(22,318,374)	(27,927,515)	(4,280,079)	(72,314,190)	(80,573,181)	(12,348,380)

Gross profit	7,000,730	7,847,426	1,202,671	20,680,228	21,285,308	3,262,117

Operating expenses:
Fulfillment expenses (2)	(2,052,916)	(2,189,585)	(335,569)	(7,317,706)	(6,878,991)	(1,054,251)
Marketing expenses	(944,100)	(1,703,582)	(261,085)	(3,323,927)	(4,284,274)	(656,594)
Technology and content expenses	(362,160)	(272,379)	(41,744)	(1,568,107)	(1,221,264)	(187,167)
General and administrative expenses	(1,732,020)	(1,256,115)	(192,508)	(4,064,264)	(3,748,548)	(574,490)
Goodwill impairment loss	(278,263)	0	0	(278,263)	0	0

Total operating expenses	(5,369,459)	(5,421,661)	(830,906)	(16,552,267)	(16,133,077)	(2,472,502)

Other operating income	144,162	164,011	25,136	645,413	707,855	108,483

Income from operations	1,775,433	2,589,776	396,901	4,773,374	5,860,086	898,098
Investment gain and revaluation of investments	(30,529)	200,276	30,694	166,932	980,868	150,325
Impairment loss of investments	(43,973)	(38,114)	(5,841)	(127,589)	(43,160)	(6,614)
Interest expense	(14,740)	(6,269)	(961)	(86,004)	(67,357)	(10,323)
Interest income	70,287	155,255	23,794	217,027	449,017	68,815
Foreign exchange loss	(35,162)	(98,021)	(15,022)	(935)	(160,097)	(24,536)

Income before income tax expense and share of gain of equity method investees	1,721,316	2,802,903	429,565	4,942,805	7,019,357	1,075,765
Income tax expenses	(313,802)	(384,660)	(58,952)	(983,554)	(1,130,016)	(173,183)
Share of gain of equity method investees	2,488	29,468	4,516	27,182	30,015	4,600

Net income	1,410,002	2,447,711	375,129	3,986,433	5,919,356	907,182
Net loss(income) attributable to non-controlling interests	45,556	(6,898)	(1,057)	30,399	(12,399)	(1,900)

Net income attributable to Vipshop’s shareholders	1,455,558	2,440,813	374,072	4,016,832	5,906,957	905,282
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	133,954,320	135,646,247	135,646,247	133,524,129	135,077,790	135,077,790
—Diluted	135,976,408	139,219,751	139,219,751	136,081,415	138,036,010	138,036,010
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	10.87	17.99	2.76	30.08	43.73	6.70
Net income attributable to Vipshop’s shareholders—Diluted	10.70	17.53	2.69	29.58	42.79	6.56
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	2.17	3.60	0.55	6.02	8.75	1.34
Net income attributable to Vipshop’s shareholders—Diluted	2.14	3.51	0.54	5.92	8.56	1.31

(1)   Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, inventory and warehouse management services to certain suppliers, loan facilitation service income, and lease income earned from the Shan Shan Outlets.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.36 billion and RMB 1.5 billion in the three month periods ended December 31,2019 and December 31,2020, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(1)   Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, inventory and warehouse management services to certain suppliers, loan facilitation service income, and lease income earned from the Shan Shan Outlets.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 4.63 billion and RMB 4.5 billion in the twelve month periods ended December 31,2019 and 2020, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Twelve Months Ended
	December 31,2019	December 31,2020	December 31,2020	December 31,2019	December 31,2020	December 31,2020
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	24,044	23,025	3,529	112,683	100,486	15,400
Marketing expenses	1,725	3,529	541	35,038	16,534	2,534
Technology and content expenses	8,098	20,598	3,157	180,493	152,234	23,331
General and administrative expenses	65,315	176,701	27,081	359,869	681,794	104,490

Total	99,182	223,853	34,308	688,083	951,048	145,755

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2019	December 31,2020	December 31,2020
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,573,808	11,995,415	1,838,378
Restricted cash	1,145,477	815,906	125,043
Short term investments	3,052,726	7,328,719	1,123,175
Accounts receivable, net	1,295,766	334,529	51,269
Amounts due from related parties	47,964	333,539	51,117
Other receivables and prepayments, net	2,897,893	2,286,359	350,400
Loan receivables, net	306,115	27,258	4,177
Inventories	7,708,292	7,642,509	1,171,266
Assets held for sale	0	408,748	62,643

Total current assets	23,028,041	31,172,982	4,777,468

NON-CURRENT ASSETS
Property and equipment, net	11,256,810	13,584,459	2,081,909
Deposits for property and equipment	101,800	73,718	11,298
Land use rights, net	5,541,108	6,062,792	929,164
Intangible assets, net	337,310	333,022	51,038
Investment in equity method investees	3,112,952	1,949,787	298,818
Other investments	2,002,756	2,861,034	438,472
Other long-term assets	608,073	100,328	15,376
Amounts due from related party-non current	102,000	0	0
Goodwill	236,711	593,662	90,983
Deferred tax assets, net	539,561	628,267	96,286
Operating lease right-of-use assets	1,715,556	1,580,763	242,263

Total non-current assets	25,554,637	27,767,832	4,255,607

TOTAL ASSETS	48,582,678	58,940,814	9,033,075

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,093,645	1,043,426	159,912
Accounts payable	13,792,200	15,191,313	2,328,171
Advance from customers	1,233,165	1,558,891	238,911
Accrued expenses and other current liabilities	6,534,575	7,696,996	1,179,616
Amounts due to related parties	532,788	444,100	68,061
Deferred income	405,994	334,431	51,254
Operating lease liabilities	333,268	299,791	45,945

Total current liabilities	23,925,635	26,568,948	4,071,870

NON-CURRENT LIABILITIES
Long term loans	64,515	0	0
Deferred tax liability	165,098	432,995	66,359
Deferred income-non current	782,068	1,070,891	164,121
Operating lease liabilities	1,395,665	1,360,946	208,574
Other long term liabilities	0	121,245	18,582

Total non-current liabilities	2,407,346	2,986,077	457,636

TOTAL LIABILITIES	26,332,981	29,555,025	4,529,506

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 117,584,362 and 119,223,484 shares issued and outstanding as of December 31, 2019 and December 31,2020, respectively)	76	77	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2019 and December 31,2020, respectively)	11	11	2
Additional paid-in capital	9,959,497	10,816,185	1,657,653
Retained earnings	11,924,228	17,740,415	2,718,838
Accumulated other comprehensive loss	(56,656)	(58,954)	(9,036)
Non-controlling interests	422,541	888,055	136,100

Total shareholders’ equity	22,249,697	29,385,789	4,503,569

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,582,678	58,940,814	9,033,075

	—	0	0

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2019	December 31,2020	December 31,2020	December 31,2019	December 31,2020	December 31,2020
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	1,775,433	2,589,776	396,901	4,773,374	5,860,086	898,098
Share-based compensation expenses	99,182	223,853	34,308	688,083	951,048	145,755
Goodwill impairment loss	278,263	—	—	278,263	—	—
Amortization of intangible assets resulting from business acquisitions	13,032	5,896	904	14,468	35,377	5,422

Non-GAAP income from operations	2,165,910	2,819,525	432,113	5,754,188	6,846,511	1,049,275

Net income	1,410,002	2,447,711	375,129	3,986,433	5,919,356	907,182
Share-based compensation expenses	99,182	223,853	34,308	688,083	951,048	145,755
Goodwill impairment loss	278,263	—	—	278,263	—	—
Impairment loss of investments	43,973	38,114	5,841	127,589	43,160	6,614
Investment gain and revaluation of investments excluding dividends	39,998	(22,269)	(3,413)	(155,390)	(668,568)	(102,462)
Share of loss in investment of limited partnerships that are accounted for as an equity method investee	28,459	4,085	626	41,707	83,404	12,782
Tax effect of investment gain and revaluation of investments excluding dividends	(6,483)	(9,253)	(1,418)	22,588	29,513	4,523
Tax effect of share-based compensation expenses	0	(103,438)	(15,853)	0	(103,438)	(15,853)
Amortization of intangible assets resulting from business acquisitions	13,032	5,896	904	14,468	35,377	5,422
Tax effect of amortization of intangible assets resulting from business acquisitions	(3,258)	(1,474)	(226)	(3,617)	(8,844)	(1,355)

Non-GAAP net income	1,903,168	2,583,225	395,898	5,000,124	6,281,008	962,608

Net income attributable to Vipshop’s shareholders	1,455,558	2,440,813	374,072	4,016,832	5,906,957	905,282
Share-based compensation expenses	99,182	223,853	34,308	688,083	951,048	145,755
Goodwill impairment loss	261,259	—	—	261,259	—	—
Impairment loss of investments	43,973	38,114	5,841	127,589	43,160	6,614
Investment gain and revaluation of investments excluding dividends	39,998	(22,269)	(3,413)	(155,390)	(668,568)	(102,462)
Share of loss in investment of limited partnerships that are accounted for as an equity method investee	28,459	4,085	626	41,707	83,404	12,782
Tax effect of investment gain and revaluation of investments excluding dividends	(6,483)	(9,253)	(1,418)	22,588	29,513	4,523
Tax effect of share-based compensation expenses	0	(103,438)	(15,853)	0	(103,438)	(15,853)
Amortization of intangible assets resulting from business acquisitions	12,639	5,896	904	14,045	35,377	5,422
Tax effect of amortization of intangible assets resulting from business acquisitions	(3,160)	(1,474)	(226)	(3,511)	(8,844)	(1,355)

Non-GAAP net income attributable to Vipshop’s shareholders	1,931,425	2,576,327	394,841	5,013,202	6,268,609	960,708

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
— Basic	133,954,320	135,646,247	135,646,247	133,524,129	135,077,790	135,077,790
— Diluted	135,976,408	139,219,751	139,219,751	136,081,415	138,036,010	138,036,010
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders— Basic	14.42	18.99	2.91	37.55	46.41	7.11
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	14.20	18.51	2.84	36.91	45.41	6.96
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.88	3.80	0.58	7.51	9.28	1.42
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.84	3.70	0.57	7.38	9.08	1.39